Logistic Properties of the Americas

Plaza Tempo, Edificio B

Oficina B1, Piso 2

San Rafael de Escazú

San José, Costa Rica

VIA EDGAR

March 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman
Pam Howell
Frank Knapp
Isaac Esquivel

Re:	Logistic Properties of the Americas
Amendment No. 2 to Registration Statement on Form F-4
Filed February 23, 2024
File No. 333-275972

Ladies and Gentlemen:

On behalf of our client, Logistic Properties of the Americas (the “Company”), we are writing to submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 29, 2024, regarding Amendment No. 2 to the Registration Statement on Form F-4/A filed by the Company on February 23, 2024. Concurrently with this response, the Company has filed Amendment No. 3 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Form F-4

Questions and Answers about the Business Combination
What equity stake will current Public Shareholders,, page 14

1.	Please update the cross-reference to the risk factor related to PIPE financing. Additionally, please update your disclosure throughout with respect to the PIPE financing, for example, on page 102.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 29, 97, 125 and 135 of the Amended Registration Statement.

Risk Factors

If we are unable to raise additional funds..., page 53

2.	We note your response to prior comment 1 of our letter. Please expand the risk to specifically address the pricing of the PIPE financing below the amount per share in the trust and the dilution in book value per share. We also note your responses to prior comments 4 and 9 of our letter dated November 15, 2023, and that you have now entered into a PIPE financing agreement. Please advise if you have entered into any other financing agreements, and, if so, please provide more detailed disclosure regarding such agreements in the prospectus and file the agreement(s) as appropriate. Additionally, please describe how the terms and price of securities issued in the current financing and any other private offerings compare to the terms and price of the securities issued in your initial public offering. Please clearly disclose any impact this and any other financings have or may have relating to the anti-dilution provisions of the class B ordinary shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 102 of the Amended Registration Statement to specifically note (i) that the pricing of the PIPE financing is below the amount per share in the trust, (ii) how that pricing compares to the price of the securities issued in TWOA’s initial public offering and (iii) the impact that the PIPE financing and any other financings have or may have on the anti-dilution provisions of the class B ordinary shares. The Company respectfully advises the Staff that no discussion of dilution in book value per share has been added to the risk factor because the issuance of the PIPE Shares is anti-dilutive, since TWOA’s book value per share as of December 31, 2023 was $4.35, which amount is substantially less than the per share price in the PIPE financing. The Company further advises the Staff that it has not entered into any other financing agreements as of the date of this letter.

Executive Officers and Directors Compensation, page 173

3.	We note the revisions made in response to prior comment 3. Please confirm, if true, that individual disclosure of compensation is not required in the company’s home country and is not otherwise publicly disclosed by the company. Otherwise, please revise to provide the compensation on an individual basis, as required by Item 6.B of Form 20-F, as required by Item 18(a)(7)(ii) of Form F-4. In addition, please clearly identify the certain executives who will receive one-time bonuses consisting of cash and equity awards in connection with the consummation of the Business Combination and clearly disclose the amount of such bonuses.

Response: The Company acknowledges the Staff’s comment and confirms that individual disclosure of compensation is not required in the Company’s home country (Cayman Islands) or LLP’s home country (Panama) and is not otherwise publicly disclosed by LLP or the Company, including pursuant to the SFC’s (Superintendencia Financiera de Colombia) obligations for issuers of securities in Colombia. Therefore, the compensation and benefits information is provided on an aggregate basis for directors and executive officers, as permitted under Item 6.B of Form 20-F. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 213 of the Amended Registration Statement to identify the executives who will receive one-time bonuses consisting of cash and equity awards in connection with the consummation of the Business Combination and disclose the amount of such one-time bonuses in the aggregate.

General

4.	We note the PIPE Financing. Please disclose the material terms of the transaction throughout the prospectus, as needed. Please clearly identify the purchaser(s) and disclose any affiliation with TWOA, its sponsor or affiliates, or LLP, its officers, directors or affiliates. Please file the signed agreement, rather than the form of the agreement. Provide clear disclosure throughout the prospectus disclosing that the PIPE is not sufficient to guarantee the company meets the minimum cash condition and comparing the amount per share in the trust to the amount per share of the PIPE financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 53, 97, 102, 125 and 135 of the Amended Registration Statement and has filed the signed agreement for the PIPE financing as Exhibit 10.35 of the Amended Registration Statement.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact the undersigned by phone at (212) 626-4460 or via e-mail at michael.fitzgerald@bakermckenzie.com.

Sincerely,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald
Baker & McKenzie LLP

Cc:	Joshua N. Englard
Partner
Ellenoff Grossman & Schole LLP

Esteban Saldarriaga
Chief Executive Officer
LatAm Logistic Properties, S.A.